Exhibit 4

Grown Rogue Commences Sales in New Jersey

Medford, Oregon, December 10, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to announce commencement of sales in New Jersey. The current approximately 8,000 sq ft of bench canopy is anticipated to consistently produce 500-600 pounds per month of craft flower. Grown Rogue is currently completing Phase II construction planning, expected to commence in Q1 2025, that is expected to increase production to more than 1,000 pounds per month of craft flower. The initial harvest contained some of the Company’s most popular strains; such as Blue Runtz, Washington Apple, Pink Passion Fruit, and Jack Herer to name a few. The Company has already established a robust genetic portfolio in New Jersey with over 40 unique cultivars in production.

Management Commentary

“First, I’d like to thank everyone on the Grown Rogue team for their intense and meticulous focus the last fourteen months to get the New Jersey facility built out, operational, and most importantly getting our craft products on shelves for the great people of New Jersey! Our first few harvests are exceeding our expectations for both yield and quality as we ramp operations. We have eighths and quarters in the market currently and plan to introduce pre-rolls in Q1 2025. Seeing the initial product quality and our passionate team coalesce in our third state increases my confidence that we’re executing our growth plan successfully. We see this project as a key part of the flywheel that supports future market expansion,” said Obie Strickler, CEO of Grown Rogue.

“Over the past few months, we have received dozens of inquiries from dispensaries in New Jersey waiting for our flower to get through post-harvest and onto their shelves. We are extremely proud our brand has garnered so much respect before we even entered the market. I believe this is a testament to our team, our heritage, and our focus on delighting customers. We are aware New Jersey has a shortage of high-quality craft cannabis, and we are committed to providing value for New Jerseyans,” continued Mr. Strickler.

“I want to personally thank all our customers, the entire Grown Rogue team, and our supportive shareholders for each doing their part to help Grown Rogue achieve our goal of becoming a nationally recognized craft cannabis company in the U.S.”

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, New Jersey and Illinois, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital eﬃcient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward‐looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward‐ looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward‐looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward‐looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward‐looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward‐looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward‐looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com

(458) 226-2662

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